Exhibit 99.183
CONSENT OF EXPERT
I, Richard E. Routledge, of Scott Wilson Roscoe Postle Associates Inc., do hereby consent to the use of the following report and to the use of my name in connection with such report, which is being filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) being filed with the United States Securities and Exchange Commission:
“Technical Report on the Endako Mine, Located in Northern British Columbia” dated July 31, 2006.
October 30, 2007

/s/ Richard E. Routledge